                                                                      EXHIBIT 20


[HCA LOGO]

                                                                            NEWS
--------------------------------------------------------------------------------

                                                           FOR IMMEDIATE RELEASE



INVESTOR CONTACT                             MEDIA CONTACT
Mark Kimbrough:   615-344-2688               Jeff Prescott:   615-344-5708


                            HCA REPORTS 2000 RESULTS
                 EPS FOR YEAR INCREASES 24% FROM $1.30 TO $1.61
            EPS FOR FOURTH QUARTER INCREASES 25% FROM $0.28 TO $0.35
         EXCLUDING GAINS, IMPAIRMENTS, RESTRUCTURING, INVESTIGATION AND
                            SETTLEMENT RELATED COSTS

              HCA TO ACQUIRE 200 BED HOSPITAL IN RICHMOND, VIRGINIA

NASHVILLE, TENN., FEBRUARY 6, 2001 - HCA (NYSE: HCA) today announced operating results for the year and fourth quarter ended December 31, 2000. "HCA's success in 2000 and, in fact, over the past three years is the result of putting in place solid operational strategies and focusing on our local hospitals," stated Jack O. Bovender, Jr., President and Chief Executive Officer of HCA. "We are now realizing and benefiting from our shared culture, a common vision of caring, compassion and quality care."

         For the year ended December 31, 2000, revenues totaled $16.67 billion compared with $16.66 billion for 1999. Net income, excluding gains on sales of facilities, impairment of long-lived assets, restructuring costs, investigation and settlement related costs (non-recurring items), totaled $913 million or $1.61 per diluted share in 2000, compared to $767 million or $1.30 per diluted share for 1999. Net income, including all non-recurring items, totaled $219 million or $0.39 per diluted share for 2000, versus net income of $657 million or $1.11 per diluted share for 1999.

         For the fourth quarter ended December 31, 2000, revenues totaled $4.2 billion, up 5.9 percent from $3.9 billion in the fourth quarter of 1999. Net income, excluding all non-recurring items, totaled $198 million or $0.35 per diluted share for the fourth quarter of 2000, compared to net income of $159 million or $0.28 per diluted share during the



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fourth quarter of 1999. Net income, including all non-recurring items, for the fourth quarter of 2000 totaled $21 million or $0.04 per diluted share, compared to net income of $91 million or $0.16 per diluted share in the fourth quarter of 1999.

         For the year 2000, the Company's same facility revenues increased 6.2 percent; same facility admissions at the Company's hospitals increased by 2.8 percent and same facility revenue per adjusted admission increased 3.6 percent. During the fourth quarter of 2000, same facility revenues increased 6.4 percent; same facility admissions increased by 1.8 percent and same facility revenue per adjusted admission increased 5.2 percent.

         HCA also announced today that it has signed a letter of intent to acquire HEALTHSOUTH Medical Center, a 200-bed hospital in Richmond, VA. Details of the transaction were not disclosed. HCA expects to complete this acquisition in the first quarter of 2001, subject to obtaining required regulatory approvals.

         As previously reported in December 2000, the Company and its affiliates reached an agreement with the criminal division of the Department of Justice
(DOJ) and U.S. attorney's offices to resolve all pending federal criminal issues in the Columbia investigation. The terms of this agreement resulted in the recording of an after-tax charge of approximately $95 million, or $0.17 per diluted share, in the fourth quarter of 2000. In the second quarter of 2000, the Company recorded an after-tax charge of $498 million, or $0.89 per diluted share, in connection with its civil settlement of certain issues with the DOJ. The Company paid the criminal settlement in the first quarter of 2001 and expects to pay the civil settlement in the first or second quarter of 2001.

         During the year 2000, the Company sold 10 hospitals, 8 surgery centers and certain other non-core assets resulting in a pretax gain of $34 million ($16 million net of tax) or $0.03 per diluted share. Also during the year, the Company recorded asset impairment charges of $117 million ($80 million net of tax) or $0.14 per diluted share. Approximately $100 million ($68 million net of tax) or $0.12 per diluted share of these asset impairment charges were recorded during the fourth quarter of 2000. The majority of the fourth quarter impairment charge related to a reduction in asset valuations in our Atlanta market.



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         In 1999, the Company recorded gains on sales of facilities totaling
$297 million ($164 million net of tax) or $0.28 per diluted share and asset impairment charges of $220 million ($194 million net of tax) or $0.33 per diluted share.

         At December 31, 2000, the Company's balance sheet reflected total debt of approximately $6.8 billion, stockholders equity (including temporary equity of $769 million, primarily forward purchase contracts) of $5.2 billion, and total assets of $17.6 billion. The Company's ratio of debt to debt plus common, temporary and minority equity was 54 percent at December 2000, compared to 53 percent at September 30, 2000, and 50 percent at December 31, 1999. As of December 31, 2000, the Company had approximately 543 million common shares outstanding compared to 564 million shares at December 31, 1999.

         During 2000, HCA continued to make significant investments in its hospitals and communities. HCA's capital investments totaled $1.2 billion in 2000. Additionally, the Company's acquisition expenditures in 2000 approximated $350 million, primarily related to hospital acquisitions in London, England. Proceeds from the Company's asset sales during 2000 totaled approximately $327 million.

         Net income, excluding amortization of goodwill and non-recurring items, totaled $986 million or $1.74 per diluted share in 2000, compared to $850 million or $1.45 per diluted share for 1999.

         During 2000, the Company settled repurchases of approximately 30.4 million shares of its common stock at a total cost of approximately $874 million (average cost of approximately $28.77 per share). At December 31, 2000, forward purchase contracts for approximately 23.4 million shares were outstanding. These shares were purchased throughout the year by certain financial organizations through a series of forward purchase contracts. In accordance with the terms of the forward purchase contracts, the shares purchased remain issued and outstanding until the forward purchase contracts are settled by the Company.

         In accordance with new accounting directives from the Securities and Exchange Commission, the approximate $751 million value of forward purchase contracts



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outstanding at year-end has been recorded on the Company's balance sheet as temporary equity.

         As of December 31, 2000, the Company operated 196 hospitals and 78 ambulatory surgery centers (including 9 hospitals and 3 ASCs owned through equity joint ventures), compared to 207 hospitals and 83 ambulatory surgery centers (including 12 hospitals and 3 ASCs owned through equity joint ventures) as of December 31, 1999.

         The Company's annual shareholder meeting will be held in Nashville, Tennessee on May 24th at 1:30 pm local time for shareholders of record at March 30, 2001.

         HCA will host a conference call for investors at 8:30 a.m. CST today. All interested investors are invited to access a live audio broadcast of the call, via Web cast. The broadcast also will be available on a replay basis beginning this afternoon and throughout the next 30 days.

         The Web cast can be accessed at www.videonewswire.com/HCA/020601/ or via the Investor Relations site at www.hcahealthcare.com.

                                      * * *

This press release contains forward-looking statements based on current management expectations. Those forward looking statements include statements other than those made solely with respect to historical fact. Numerous risks, uncertainties and other factors including: (i) the outcome of the known and unknown governmental investigations and litigation involving the Company's business practices, including the ability to negotiate, execute and timely consummate definitive settlement agreements in the government's civil cases and approval thereof, (ii) the highly competitive nature of the health care business, (iii) the efforts of insurers, health care providers and others to contain health care costs, (iv) possible changes in the Medicare program that may impact reimbursements to health care providers and insurers, (v) changes in Federal, state or local regulation affecting the health care industry, (vi) the possible enactment of Federal or state health care reform, (vii) the ability to attract and retain qualified management and personnel, including affiliated physicians, (viii) liabilities and other claims asserted against the Company,
(ix) fluctuations in the market value of the Company's common stock, (x) ability to complete the share repurchase program and to settle related forward purchase contracts, (xi) changes in accounting practices, (xii) changes in general economic conditions, (xiii) future divestitures which may result in additional charges, (xiv) the ability to enter into managed care provider arrangements on acceptable terms, (xv) the availability and terms of capital to fund the expansion of the Company's business, (xvi) changes in business strategy or development plans, (xvii) slowness of reimbursement, (xviii) the ability to implement the Company's shared services and e-health initiatives, (xix) the outcome of pending and any future tax audits and litigation associated with the Company's tax positions, (xx) the outcome of the Company's continuing efforts to monitor, maintain and comply with appropriate laws, regulations, policies and procedures and the Company's anticipated corporate integrity agreement with the government, and (xxi) other risk factors detailed from time to time in the Company's filings with the SEC may cause actual results to differ materially from these anticipated in the forward looking statements. Many of the factors that will determine the Company's future results are beyond the ability of the Company to control or predict.



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Readers should not place undue reliance on forward-looking statements, which reflect management's views only as of the date hereof. The Company undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

     ALL REFERENCES TO "COMPANY" AND "HCA" AS USED THROUGHOUT THIS DOCUMENT
           REFER TO HCA - THE HEALTHCARE COMPANY AND ITS AFFILIATES.




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                                       HCA
                     CONSOLIDATED OPERATING RESULTS SUMMARY
                 (Dollars in millions, except per share amounts)


                                                                                                             FOR THE TWELVE MONTHS
                                                                                      FOURTH QUARTER           ENDED DECEMBER 31,
                                                                                  ----------------------    ----------------------
                                                                                    2000         1999         2000         1999
                                                                                  ---------    ---------    ---------    ---------
Revenues......................................................................... $   4,173    $   3,942    $  16,670    $  16,657

EBITDA (a)....................................................................... $     736    $     649    $   3,177    $   2,888

Net income:
     Excluding settlement with federal government, gains and losses on sales of facilities, impairment of long-lived assets and restructuring of
        operations and investigation related costs............................... $     198    $     159    $     913    $     767
     Settlement with federal government (net of tax).............................       (95)          --         (593)          --
     Gains and losses on sales of facilities (net of tax)........................        (2)          13           16          164
     Impairment of long-lived assets (net of tax)................................       (68)         (63)         (80)        (194)
     Restructuring of operations and investigation related costs (net of tax)....       (12)         (18)         (37)         (80)
                                                                                  ----------------------    ----------------------
     Net income.................................................................. $      21    $      91    $     219    $     657
                                                                                  ======================    ======================
Diluted earnings per share:
     Excluding settlement with federal government, gains and losses on sales of facilities, impairment of long-lived assets and restructuring of
        operations and investigation related costs...............................     $0.35        $0.28        $1.61        $1.30
     Settlement with federal government..........................................     (0.17)          --        (1.05)          --
     Gains and losses on sales of facilities.....................................        --         0.02         0.03         0.28
     Impairment of long-lived assets.............................................     (0.12)       (0.11)       (0.14)       (0.33)
     Restructuring of operations and investigation related costs.................     (0.02)       (0.03)       (0.06)       (0.14)
                                                                                  ----------------------    ----------------------
     Net income.................................................................. $    0.04    $    0.16    $    0.39    $    1.11
                                                                                  ======================    ======================
Shares used in computing diluted earnings per share (000)........................   566,128      568,589      567,685      591,029

------------------------------

(a) EBITDA is defined as income before depreciation and amortization, interest expense, settlement with federal government, gains and losses on sales of facilities, impairment of long-lived assets, restructuring of operations and investigation related costs, minority interests and income taxes




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                                       HCA
                         CONSOLIDATED INCOME STATEMENTS
                                 FOURTH QUARTER
                 (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                            2000                       1999
                                                                    ----------------------      ------------------
                                                                      AMOUNT         RATIO       Amount      Ratio
                                                                    ---------        -----      -------      -----
Revenues........................................................... $   4,173        100.0%     $ 3,942      100.0%

Salaries and benefits..............................................     1,683         40.3        1,611       40.9
Supplies...........................................................       669         16.0          651       16.5
Other operating expenses...........................................       797         19.2          764       19.3
Provision for doubtful accounts....................................       321          7.7          284        7.2
Equity in earnings of affiliates...................................       (33)        (0.8)         (17)      (0.4)
                                                                    ----------------------      ------------------
                                                                        3,437         82.4        3,293       83.5
                                                                    ----------------------      ------------------
    EBITDA.........................................................       736         17.6          649       16.5

Depreciation and amortization......................................       255          6.0          258        6.6
Interest expense...................................................       157          3.8          120        3.0
Settlement with federal government.................................        95          2.3           --         --
Gains and losses on sales of facilities............................         4          0.1          (40)      (1.0)
Impairment of long-lived assets....................................       100          2.4           60        1.5
Restructuring of operations and investigation related costs........        21          0.5           32        0.8
                                                                    ----------------------      ------------------
Income before minority interests and income taxes..................       104          2.5          219        5.6

Minority interests in earnings of consolidated entities............         3          0.1           16        0.5
                                                                    ----------------------      ------------------
Income before income taxes.........................................       101          2.4          203        5.1

Provision for income taxes.........................................        80          1.9          112        2.8
                                                                    ----------------------      ------------------
    Net income..................................................... $      21          0.5      $    91        2.3
                                                                    ======================      ==================

Diluted earnings per share:
    Excluding settlement with federal government, gains and
          losses on sales of facilities, impairment of long-lived
          assets and restructuring of operations and
          investigation related costs.............................. $    0.35                   $  0.28
    Settlement with federal government.............................     (0.17)                       --
    Gains and losses on sales of facilities........................        --                      0.02
    Impairment of long-lived assets................................     (0.12)                    (0.11)
    Restructuring of operations and investigation related costs....     (0.02)                    (0.03)
                                                                    ---------                   -------

    Net income..................................................... $    0.04                   $  0.16
                                                                    =========                   =======

Shares used in computing diluted earnings per share (000)..........   566,128                   568,589

Certain prior year amounts have been reclassified to conform to current year presentation.





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                                       HCA
                         CONSOLIDATED INCOME STATEMENTS
             FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2000 AND 1999
                 (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                           2000                     1999
                                                                  -----------------------      ----------------
                                                                   AMOUNT           RATIO       Amount    Ratio
Revenues......................................................... $ 16,670          100.0%     $ 16,657    100.0%

Salaries and benefits............................................    6,639           39.8         6,694     40.2
Supplies.........................................................    2,640           15.8         2,645     15.9
Other operating expenses.........................................    3,085           18.6         3,251     19.5
Provision for doubtful accounts..................................    1,255            7.5         1,269      7.6
Equity in earnings of affiliates.................................     (126)          (0.8)          (90)    (0.5)
                                                                  -----------------------      -----------------
                                                                    13,493           80.9        13,769     82.7
                                                                  -----------------------      -----------------
    EBITDA.......................................................    3,177           19.1         2,888     17.3

Depreciation and amortization....................................    1,033            6.2         1,094      6.6
Interest expense.................................................      559            3.4           471      2.8
Settlement with federal government...............................      840            5.0            --       --
Gains on sales of facilities.....................................      (34)          (0.2)         (297)    (1.8)
Impairment of long-lived assets..................................      117            0.7           220      1.3
Restructuring of operations and investigation related costs......       62            0.4           116      0.7
                                                                  -----------------------      -----------------
Income before minority interests and income taxes................      600            3.6         1,284      7.7

Minority interests in earnings of consolidated entities..........       84            0.5            57      0.3
                                                                  -----------------------      -----------------
Income before income taxes.......................................      516            3.1         1,227      7.4

Provision for income taxes.......................................      297            1.8           570      3.5
                                                                  -----------------------      -----------------
    Net income................................................... $    219            1.3      $    657      3.9
                                                                  =======================      =================
Diluted earnings per share:
    Excluding settlement with federal government, gains on
          sales of facilities, impairment of long-lived assets
          and restructuring of operations and investigation
          related costs.......................................... $   1.61                     $   1.30
    Settlement with federal government...........................    (1.05)                          --
    Gains on sales of facilities.................................     0.03                         0.28
    Impairment of long-lived assets..............................    (0.14)                       (0.33)
    Restructuring of operations and investigation related costs..    (0.06)                       (0.14)
                                                                  --------                     --------
    Net income................................................... $   0.39                     $   1.11
                                                                  ========                     ========

Shares used in computing diluted earnings per share (000)........  567,685                      591,029

Certain prior year amounts have been reclassified to conform to current year presentation.






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                                       HCA
                           CONSOLIDATED BALANCE SHEETS
                              (DOLLARS IN MILLIONS)

                                                         DECEMBER 31,    SEPTEMBER 30,   DECEMBER 31,
                                                             2000            2000           1999
                                                          ---------       ---------       ---------
                           ASSETS
Current assets:
     Cash and cash equivalents........................... $     314       $     180       $     190
     Accounts receivable, net............................     2,211           2,044           1,873
     Other...............................................     1,928           1,725           1,534
                                                          ---------       ---------       ---------
          Total current assets...........................     4,453           3,949           3,597

Property and equipment, at cost..........................    14,290          14,772          14,084
Accumulated depreciation.................................    (5,810)         (5,987)         (5,594)
                                                          ---------       ---------       ---------
                                                              8,480           8,785           8,490

Investments of insurance subsidiary......................     1,371           1,486           1,457
Investments in and advances to affiliates................       779             586             654
Intangible assets, net of accumulated amortization.......     2,155           2,312           2,319
Other....................................................       330             389             368
                                                          ---------       ---------       ---------

                                                          $  17,568       $  17,507       $  16,885
                                                          =========       =========       =========

            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable.................................... $     693       $     614       $     657
     Other current liabilities...........................     1,689           1,509           1,515
     Government settlement accrual.......................       840             745              --
     Long-term debt due within one year..................     1,121           1,434           1,160
                                                          ---------       ---------       ---------
          Total current liabilities......................     4,343           4,302           3,332

Long-term debt...........................................     5,631           5,426           5,284
Professional liability risks, deferred taxes and
     other liabilities...................................     1,848           1,671           1,889
Minority interests in equity of consolidated entities....       572             702             763
Forward purchase contracts and put options...............       769              --              --

Stockholders' equity.....................................     4,405           5,406           5,617
                                                          ---------       ---------       ---------
                                                          $  17,568       $  17,507       $  16,885
                                                          =========       =========       =========

Current ratio............................................      1.03            0.92            1.08
Ratio of debt to debt plus common, temporary and
     minority equity.....................................      54.0%           52.9%           50.2%
Shares outstanding (thousands)...........................   542,992         552,842         564,273





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                                       HCA
                              OPERATING STATISTICS

                                                                               FOR THE TWELVE MONTHS
                                                  FOURTH QUARTER                  ENDED DECEMBER 31,
                                            --------------------------      ----------------------------
                                               2000            1999             2000             1999
                                            ----------      ----------      -----------      -----------
CONSOLIDATED HOSPITALS:

     Number of Hospitals                           187             195              187              195
     Weighted Average Licensed Beds             41,128          42,850           41,659           46,291
     Licensed Beds at End of Period             41,009          42,484           41,009           42,484

     Admissions                                383,600         381,700        1,553,500        1,625,400
          Same Facility % Change                   1.8%                             2.8%
     Equivalent Admissions                     565,800         567,000        2,300,800        2,425,100
          Same Facility % Change                   1.1%                             2.6%
     Revenue per Equivalent Admission       $    7,377      $    6,953      $     7,246      $     6,869
          Same Facility % Change                   5.2%                             3.6%

     Patient Days                            1,892,600       1,875,400        7,668,400        8,030,800
     Equivalent Patient Days                 2,791,400       2,785,900       11,356,900       11,982,000

     Emergency Room Visits                   1,123,000       1,114,800        4,534,400        4,765,900

     Outpatient Revenues as a
         Percentage of Patient Revenues           36.7%           38.5%            37.4%            38.8%

     Surgery Cases                             320,300         324,100        1,310,100        1,372,600

     Average Length of Stay                        4.9             4.9              4.9              4.9

     Occupancy                                    50.0%           47.6%            50.3%            47.5%
     Equivalent Occupancy                         73.7%           70.7%            74.5%            70.9%


NUMBER OF CONSOLIDATED AND
NON-CONSOLIDATED (50/50 EQUITY
JOINT VENTURES) HOSPITALS:

     Consolidated                                  187             195              187              195
     Non-Consolidated (50/50 Equity
         Joint Ventures)                             9              12                9               12
                                            ----------      ----------      -----------      -----------
     Total Number of Hospitals                     196             207              196              207
                                            ==========      ==========      ===========      ===========





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